UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 11, 2019

UNITED TECHNOLOGIES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-00812	06-0570975
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

10 Farm Springs Road
Farmington, Connecticut 06032
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code
(860) 728-7000

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock ($1 par value)	UTX	New York Stock Exchange
(CUSIP 913017 10 9)
1.125% Notes due 2021	UTX 21D	New York Stock Exchange
(CUSIP 913017 CD9)
1.250% Notes due 2023	UTX 23	New York Stock Exchange
(CUSIP U91301 AD0)
1.150% Notes due 2024	UTX 24A	New York Stock Exchange
(CUSIP 913017 CU1)
1.875% Notes due 2026	UTX 26	New York Stock Exchange
(CUSIP 913017 CE7)
2.150% Notes due 2030	UTX 30	New York Stock Exchange
(CUSIP 913017 CV9)
Floating Rate Notes due 2019	UTX 19C	New York Stock Exchange
(CUSIP 913017 CS6)
Floating Rate Notes due 2020	UTX 20B	New York Stock Exchange
(CUSIP 913017 CT4)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.     ☐

Section 5 - Corporate Governance and Management

Item 5.07  Submission of Matters to a Vote of Security Holders.

On October 11, 2019, United Technologies Corporation (“UTC” or “Company”) held a special meeting of its shareowners (the “Special Meeting”) to vote on the proposals identified below, each of which is described in detail in the definitive joint proxy statement/prospectus, dated September 10, 2019, which the Company filed with the U.S. Securities and Exchange Commission and first mailed to UTC shareowners on September 10, 2019, in connection with the merger contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 9, 2019, by and among UTC, Light Merger Sub Corp., a wholly owned subsidiary of UTC, and Raytheon Company (“Raytheon”), pursuant to which the UTC aerospace businesses and Raytheon will combine in an all-stock merger of equals.

As of the close of business on September 10, 2019, the record date for the Special Meeting, 863,098,428 shares of UTC common stock were issued and outstanding and entitled to vote at the Special Meeting.  At the Special Meeting, 676,532,281 shares of UTC common stock were represented in person or by proxy and, therefore, a quorum was present.  Proposal 1 below was approved and, although sufficient votes were received to approve Proposal 2, an adjournment of the Special Meeting was not necessary due to the approval of Proposal 1.  The number of votes cast for or against, as well as abstentions, if applicable, with respect to each proposal is set out below:

1)
To approve the issuance of shares of UTC common stock to the stockholders of Raytheon pursuant to the Merger Agreement (the “UTC Share Issuance Proposal”).  The UTC Share Issuance Proposal was approved by the following vote:

Votes For	Votes Against	Abstentions
641,481,629	33,636,795	1,413,857

2)
To approve the adjournment of the Special Meeting to solicit additional proxies if there are not sufficient votes at the time of the Special Meeting to approve the UTC Share Issuance Proposal (the “UTC Adjournment Proposal”).  The UTC Adjournment Proposal was approved by the following vote:

Votes For	Votes Against	Abstentions
601,621,405	73,489,994	1,420,882

Section 8 - Other Events

Item 8.01.  Other Events.

On October 11, 2019, UTC and Raytheon issued a joint press release announcing the results of the Special Meeting and of the special meeting of Raytheon stockholders held on October 11, 2019.  A copy of the joint press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Exhibit Description
99.1	Joint Press Release, dated October 11, 2019, issued by United Technologies Corporation and Raytheon Company

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION
(Registrant)

Date: October 11, 2019	By:	/S/ PETER J. GRABER-LIPPERMAN
Peter J. Graber-Lipperman
Corporate Vice President, Secretary and Associate General Counsel